SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                               Amendment No. 15
                   Under the Securities Exchange Act of 1934


                              Circon Corporation
                              ------------------
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  172736 10 0
                                  -----------
                                 (CUSIP Number)


               Thomas R. Bremer                  Paul T. Schnell, Esq.
            USS Acquisition Corp.               Skadden, Arps, Slate,
    c/o United States Surgical Corporation        Meagher & Flom LLP
              150 Glover Avenue                    919 Third Avenue
              Norwalk, CT 06856                   New York, NY 10022
               (203) 845-1000                       (212) 735-3000

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                                July 28, 1997

           (Date of Event which Requires Filing of this Statement)


               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






               United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No. 1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No. 3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, Amendment No. 6 dated September 18, 1996, Amendment No. 7 dated October 1, 1996, Amendment No. 8 dated December 16, 1996, Amendment No. 9 dated December 18, 1996, Amendment No. 10 dated February 14, 1997, Amendment No. 11 dated June 16, 1997, Amendment No. 12 dated July 15, 1997, Amendment No. 13 dated July 22, 1997 and Amendment No. 14 dated July 28, 1997 with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
          Schedule 13D.

          ITEM 4.  PURPOSE OF TRANSACTION.

               Item 4(d) of the Schedule 13D is hereby amended and supplemented by the following:

               On July 28, 1997, Parent sent a letter to the Company, a copy of which is attached hereto as Exhibit
          (a)(35) and is incorporated herein by reference, providing notice of Parent's and Purchaser's intention to nominate individuals for election as directors and to adopt a proposed resolution at the Annual Meeting.

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

          (a)(35) Letter to the Company providing notice of Parent's and Purchaser's intention to nominate individuals for election as directors and to adopt a proposed resolution at the Annual Meeting.



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 29, 1997

                                        USS ACQUISITION CORP.

                                        By: /s/ THOMAS R. BREMER
                                           -----------------------------
                                           Name:   Thomas R. Bremer
                                           Title: President


                                        UNITED STATES SURGICAL
                                        CORPORATION

                                        By: /s/ THOMAS R. BREMER
                                           ----------------------------
                                           Name:  Thomas R. Bremer
                                           Title: Senior Vice President
                                                  and General Counsel





                                 EXHIBIT INDEX

          EXHIBIT        EXHIBIT NAME
          -------        ------------
          (a)(35)        Letter to the Company providing notice
                         of Parent's and Purchaser's intention
                         to nominate individuals for election
                         as directors and to adopt a proposed
                         resolution at the Annual Meeting.